Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2009	2008	2007	2006	2005

Pretax income from continuing operations	$ 109,332	$ 2,046	$ 13,086	$(442,088)	$37,380

Distributed income of equity investees	-	311	109	-	-

Fixed charges	102,545	106,457	109,834	112,796	57,500

Earnings	$211,877	$108,814	$123,029	$(329,292)	$94,880

Interest	97,854	102,866	103,436	107,258	55,053

Amortization of charges and other	4,691	3,591	6,398	5,538	2,447

Fixed Charges	$102,545	$106,457	$109,834	$ 112,796	$57,500

Ratio of Earnings to Fixed Charges	2.07	1.02	1.12	N/A	1.65

Coverage Deficiency	N/A	N/A	N/A	$ 442,088	N/A